SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                               Amendment No. 2 to
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)


           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                             SECURITIES ACT OF 1934

                      THE FLIGHT INTERNATIONAL GROUP, INC.
                                (Name of Issuer)

                      The Flight International Group, Inc.
                      (Name of Person(s) Filing Statement)

                        New Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   476142 10 4
                      (CUSIP Number of Class of Securities)

                                  David Sandlin
                      The Flight International Group, Inc.
                                 One Lear Drive
                 Newport News/Williamsburg International Airport
                             Newport News, VA 23602
                                 (757) 886-5500

                                 With a copy to:

                                David N. Feldman
                              Feldman Weinstein LLP
                              420 Lexington Avenue
                               New York, NY 10170

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check appropriate box):

         a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.[ ] The filing of a registration statement under the Securities
               Act of 1933.

         c.[ ] A tender offer.

         d.[ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE

         Transaction Valuation: $6,500,000        Amount of filing fee: $1,300

         [X] Check box if any part of the fee is offset by Rule 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $1,300              Filing Party: The Flight
                                                       International Group, Inc.
         Form or Registration No.: Preliminary       Date Filed: June 10, 2002
                Proxy Statement

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by The Flight International Group, Inc., a Georgia corporation (the "Company" or "Flight"). This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of May 9, 2001, between Flight, its subsidiaries and VTF Corporation (the "Asset Purchase Agreement") pursuant to which Flight will sell substantially all of the assets of its subsidiaries to VTF. This Schedule 13E-3 is being filed by Flight.

         Concurrently with the filing of this Schedule 13E-3, Flight is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to a special meeting of shareholders of Flight at which the shareholders of Flight will consider and vote upon a proposal to approve and adopt the Asset Purchase Agreement and the transactions contemplated thereby. As described more fully in the Proxy Statement, if the Asset Purchase Agreement is approved and the transactions contemplated thereby are consummated, Flight plans to utilize the net proceeds from such transaction to effect a tender offer to its shareholders (the "Tender Offer") to purchase all of the outstanding shares of its new common stock, par value $.01 per share ("Common Stock"). As soon as practicable following the consummation of the Asset Purchase Agreement, the Company plans to file a combined Schedule TO and
Schedule 13E-3 with respect to the commencement of the Tender Offer that will set forth all of the terms of the Tender Offer as the Tender Offer may result in the Company having less than three hundred shareholders.

         A copy of the Proxy Statement is attached hereto as Exhibit (A) and a copy of the Asset Purchase Agreement is attached as Annex A to the Proxy Statement.

         The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

         ITEM 1.       SUMMARY TERM SHEET.

         Summary Term Sheet. The information contained in the section of the Proxy Statement entitled "SUMMARY" is incorporated herein by reference.

         ITEM 2.         SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The Flight International Group, Inc.'s principal executive office is located at One Lear Drive, Newport News, Virginia 23602 and its telephone number is (757) 886-5500.

         (b) Securities. As of September 24, 2002 there were 1,109,588 shares of the issuer's New Common Stock, par value $.01 per share, issued and outstanding.

         (c) Trading Market and Price. The Company believes that since April 30, 1993, virtually no public trading has taken place with respect to the Common Stock and its predecessor class of common stock. There is no established public trading market currently for the Common Stock, and, therefore, no bid information is available.

         (d) Dividends. There have been no cash dividends declared in the past five fiscal years. The Company does not anticipate awarding cash dividends in the foreseeable future.

         (e) Prior Public Offerings. The Company has not during the past three years made an underwritten public offering of its Common Stock for cash that was registered under the Securities Act of 1933 or exempt from such registration.

         (f) Prior Stock Purchases. The Company has not purchased any shares of its Common Stock during the past two years.

         ITEM 3.          IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address. The Company is the filing person of this Statement. Its principal executive office and the business address for each executive officer, director (that is also an executive officer of the Company) and control person of the Company is One Lear Drive, Newport News, Virginia, 23602 and the telephone number is (757) 886-5500. The address of each of the Company's directors who are not also executive officers is as follows: C. Lofton Fouts, Jr. is 9027 High St., Kensington Gardens, Douglasville, GA 30135. The address for John R. Bone, 3 East Broad St., Newman, GA 30263; Vice Admiral Richard
         M. Dunleavy (Ret.), 2220 Sandfiddler Road, Virginia Beach, VA 23456.

         (b) Business and Background of Entities. Not applicable.

         (c) Business and Background of Natural Persons. The information contained in the sections of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "DIRECTORS AND MANAGEMENT" and "INTERESTS OF CERTAIN PERSONS IN THE ASSET PURCHASE AGREEMENT", is incorporated herein by reference.

         (d) Tender Offer. The Company plans to utilize the net proceeds from the Asset Sale to effect a tender offer to its shareholders to purchase all of the outstanding shares of its Common Stock. As soon as practicable following the consummation of the Asset Purchase Agreement, the Company plans to file a combined Schedule TO and Schedule 13E-3 with respect to the commencement of the Tender Offer that will set forth all of the terms of the Tender Offer.

         ITEM 4.          TERMS OF TRANSACTION

         (a)(1) Material Terms; Tender Offers. The Company plans to utilize the net proceeds from the Asset Sale to effect a tender offer to its shareholders to purchase all of the outstanding shares of its Common Stock. As soon as practicable following the consummation of the Asset Purchase Agreement, the Company plans to file a combined Schedule TO and Schedule 13E-3 with respect to the commencement of the Tender Offer that will set forth all of the terms of the Tender Offer.

         (a)(2) Material Terms; Mergers or Similar Transactions. The information contained in the sections of the Proxy Statement entitled "SUMMARY", "SPECIAL FACTORS", "BACKGROUND OF THE ASSET PURCHASE AGREEMENT", "RECOMMENDATION OF THE BOARD OF DIRECTORS" "REASONS FOR THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS", "INTERESTS OF CERTAIN PERSONS IN THE ASSET PURCHASE AGREEMENT", "CERTAIN EFFECTS OF THE ASSET SALE", "THE ASSET PURCHASE AGREEMENT" and "THE PARTIES" is incorporated herein by reference.


         (c) Different Terms. The information contained in the sections of the Proxy Statement entitled "INTERESTS OF CERTAIN PERSONS IN THE ASSET PURCHASE AGREEMENT" and "SUMMARY" is incorporated herein by reference.

         (d) Appraisal Rights. The information contained in the sections of the Proxy Statement entitled "DISSENTERS' RIGHTS" is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. The Company has not made any provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company, however, if shareholders have questions about the Proxy Statement, they may contact the Company as set forth in the sections of the Proxy Statement entitled "WHERE YOU CAN FIND MORE INFORMATION" which is incorporated herein by reference.

         (f) Eligibility for Listing or Trading. Not applicable.

         ITEM 5.          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS
                          AND AGREEMENTS.

         (a) Transactions. None.

         (b),(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS" and "BACKGROUND OF THE ASSETS PURCHASE AGREEMENT" is incorporated herein by reference with respect to the Company and each executive officer, director and control person of the Company to which this section is applicable.

         (d) Conflicts of Interest. The information contained in the sections of the Proxy Statement entitled "INTERESTS OF CERTAIN PERSONS IN THE ASSET PURCHASE AGREEMENT", "SUMMARY" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (e) Agreements involving the subject company's securities. The information contained in the sections of the Proxy Statement entitled "VOTING AGREEMENT" and "SUMMARY" is incorporated herein by reference with respect to the Company and certain executive officers and directors to which this section applies.

         ITEM 6.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. Not applicable with respect to the Company and each of the Company's executive officers, directors and control persons.

         (c) Plans. The information contained in the sections of the Proxy Statement entitled "SUMMARY", "CERTAIN EFFECTS OF THE ASSET SALE", "PLANS FOR THE COMPANY AFTER THE ASSET SALE" AND "CONDUCT OF THE BUSINESS OF THE COMPANY IF THE ASSET SALE IS NOT COMPLETED" is incorporated herein by reference.


         ITEM 7.          PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) Purposes; Alternatives; Reasons; Effects. The information contained in the sections of the Proxy Statement entitled "SUMMARY", "SPECIAL FACTORS", "CERTAIN EFFECTS OF THE ASSET SALE", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

         ITEM 8.         FAIRNESS OF THE TRANSACTION

         (a) Fairness. The Company believes the transaction contemplated by the Asset Purchase Agreement are fair to its unaffiliated security holders.

         (b) Factors Considered in Determining Fairness. The information contained in the sections of the Proxy Statement entitled "SUMMARY", "SPECIAL FACTORS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "MARKET FOR COMMON STOCK" is incorporated herein by reference.

         (c) Approval of Security Holders. The transaction contemplated by the Asset Purchase Agreement is not structured so that the approval of at least a majority of the Company's unaffiliated security holders is required.

         (d) Unaffiliated Representative. A majority of the Company's directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating this transaction and/or preparing a report concerning the fairness of the transaction. The Board of Directors did obtain an unaffiliated representative to determine the fairness of the transaction to all of the Company's shareholders. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS" is incorporated herein by reference.

         (e) Approval of Directors. This rule 13e-3 transaction has been approved by all directors of the Company, including directors who are not employees of the Company.

         (f) Other Offers. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS" is incorporated herein by reference.

         ITEM 9.          REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections of the Proxy Statement entitled "SUMMARY", "SPECIAL FACTORS" and "G-V's OPINION" and the fairness opinions attached as Annex B to the Proxy Statement are incorporated herein by reference.

         ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


         (a),(b) Source of Funds; Conditions. The information contained in the sections of the Proxy Statement entitled "SOURCE OF FINANCING" is incorporated herein by reference.


            The Company plans to utilize the net proceeds from the Asset Sale to effect a tender offer to its shareholders to purchase all of the outstanding shares of its Common Stock. As soon as practicable following the consummation of the Asset Purchase Agreement, the Company plans to file a combined Schedule TO and Schedule 13E-3 with respect to the commencement of the Tender Offer that will set forth all of the terms of the Tender Offer. The information contained in the sections of the Proxy Statement entitled "SUMMARY" and "THE ASSET PURCHASE AGREEMENT" is incorporated herein by reference.

         (c) Expenses. The Company anticipates expenses of approximately $500,000 in connection with the Asset Sale and Tender Offer. The information contained in the section of the Proxy Statement entitled "FEES AND EXPENSES" is incorporated herein by reference.

         (d)(1)-(2) Borrowed Funds. The information contained in the sections of the Proxy Statement entitled "SOURCE OF FINANCING" is incorporated herein by reference.


         ITEM 11.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information contained in the sections of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "DIRECTORS AND MANAGEMENT" Not applicable.

         (b) Securities Transactions. None.

         ITEM 12.           THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Proxy Statement entitled "SUMMARY", "SPECIAL FACTORS" and "THE ASSET PURCHASE AGREEMENT - Voting Agreement" is incorporated herein by reference.

         (e) Recommendations of Others. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS:
         Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company's Assets" is incorporated herein by reference.

         ITEM 13.           FINANCIAL STATEMENTS.

         (a) Financial Information. The information contained in the Financial Statements annexed to the Proxy Statement and the information contained in the section of the Proxy Statement entitled "SELECTED FINANCIAL DATA" is incorporated herein by reference.

         (b) Pro-Forma Information. Not applicable.

         ITEM 14.           PERSONS/ASSETS, RETAINED, EMPLOYED,
                            COMPENSATED OR USED.

         (a) (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections of the Proxy Statement entitled "GENERAL", "WHERE YOU CAN FIND MORE INFORMATION" and "COST OF SOLICITATION" is incorporated herein by reference.

         ITEM 15.           ADDITIONAL INFORMATION.

         (b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

         ITEM 16.           EXHIBITS.


          (a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 15, 2002.

          (b)  Commitment Letter, attached as Annex G to the Proxy Statement.


          (c) Opinion and report of G-V Capital Corp., attached as Annex B to the Proxy Statement.

          (d)  Voting Agreement of David E. Sandlin.

          (f) Sections of the Georgia Corporation Code Relating to Dissenters' Rights, attached as Annex C to the Proxy Statement.

          (g)  None.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: November 15, 2002           THE FLIGHT INTERNATIONAL GROUP, INC.

                                            By:      /s/ David E. Sandlin
                                            Name:  David E. Sandlin
                                            Title:   President

                                  EXHIBIT INDEX

          (a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 15, 2002.


          (b)  Commitment Letter, atttached as Annex G to the Proxy Statement.


          (c) Opinion and Report of G-V Capital Corp., attached as Annex B to the Proxy Statement.

          (d)  Voting Agreement of David E. Sandlin

          (f) Sections of the Georgia Corporation Code Relating to Dissenters' Rights attached as Annex C to the Proxy Statement.

          (g)  None.